SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 333- 170054

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Report Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Boston Omaha Corporation
Full Name of Registrant

Former Name if Applicable

292 Newbury Street, Suite 333
Address of Principal Executive Office ( Street and Number )

Boston, Massachusetts 02115
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        ☒ (a)      The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)       The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Boston Omaha Corporation (the "Company") will not be able to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015.  The Company has chosen to extend its filing date to provide additional time to complete the preparation of its financial statements, which could not be accomplished by the original filing date without incurring unreasonable effort and expense.  The Company expects to file the report within the five day extension period provided by Rule 12b-25.  Despite diligent efforts, additional time is required to complete the review of the financial statements due to time associated with incorporating financial results from assets acquired during the second and third quarters of Fiscal 2015.

PART IV.  OTHER INFORMATION

 (1)         Name and telephone number of person to contact in regard to this notification

Alex B. Rozek	(857)	256-0079
(Name)	(Area Code)	(Telephone Number)

(2)         Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

                                          ☒                      Yes                     ☐            No

(3)         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          ☒                      Yes                   ☐            No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects a significant change in the results in revenue, gross margin, and selling, general and administrative expenses due to the acquisition of multiple billboards from three different companies during the second and third quarters of Fiscal 2015.

BOSTON OMAHA CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2015	By	/s/ Alex B. Rozek
Alex B. Rozek President and Chief Financial Officer (Principal Financial Officer)